SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.    )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

NEWTOWN LANE MARKETING, INCORPORATED
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

653243105
(CUSIP Number)

Moyo Partners, LLC c/o Arnold P. Kling 712 Fifth Avenue, 11th Floor New York, New York 10019 Tel: (212) 755-8777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D

CUSIP NO. 653243105					Page 2 of 7 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons			Moyo Partners, LLC
(2)	Check the appropriate Box if a Member of a Group			(a) (b)
(3)	SEC Use Only
(4)	Source of Funds			OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)				☐
(6)	Citizenship or Place of Organization			New York

Number of Shares Beneficially Owned Each Reporting Person With		(7)	Sole Voting Power	11,886,796
		(8)	Shared Voting	0
		(9)	Sole Dispositive	11,886,796
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			11,886,796
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				☐
(13)	Percent of Class Represented by Amount in Row 11			18.0%
(14)	Type of Reporting Person			OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D

CUSIP NO. 653243105					Page 3 of 7 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons			Arnold P. Kling
(2)	Check the appropriate Box if a Member of a Group			(a) (b)
(3)	SEC Use Only
(4)	Source of Funds			OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)				☐
(6)	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned Each Reporting Person With		(7)	Sole Voting Power	11,886,796
		(8)	Shared Voting	0
		(9)	Sole Dispositive	11,886,796
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			11,886,796
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				☐
(13)	Percent of Class Represented by Amount in Row 11			18.0%
(14)	Type of Reporting Person			IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D

CUSIP NO. 653243105	Page 4 of 7 Pages

Item 1. Security and Issuer.

Name of Issuer: Newtown Lane Marketing, Incorporated. (the “Company”)

Address of Issuer’s Principal Executive Offices:

47 School Avenue
Chatham, NJ 07928

Security: Company common stock, par value $.001 per share (“Shares”)

Item 2. Identity and Background.

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Moyo Partners, LLC, a New York limited liability company (“Moyo”) and Arnold P. Kling, a United States citizen (“Mr. Kling”) (together Moyo and Mr. Kling are the "Reporting Persons").

     Moyo principal business is financial consulting and investing in companies. The Managing Member of Moyo is Mr. Kling and, as such, Mr. Kling may be deemed to indirectly beneficially own the Shares beneficially owned by Moyo. The business address of each of the Reporting Persons is as follows: 712 Fifth Avenue, 11th Floor, New York, New York 10019.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE
13D

CUSIP NO. 653243105	Page 5 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration.

      MOYO acquired the Shares using its working capital to fund the purchase.

Item 4. Purpose of the Transaction.

     The Shares were acquired and are held by Moyo for the purpose of investment.

      Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons are deemed to beneficially own all 11,886,796 Shares, representing 18.0% of the outstanding Shares. This percentage is based upon the Company’s statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2007 and assumes MOYO has converted all 100 shares of the Series A Preferred it beneficially owns into Common Stock (7,407,550 shares) as of that date.

     (b) Mr. Kling, as Moyo’s Managing Member, has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 11,886,796 Shares.

     (c) A complete description of the transaction pursuant to which the Reporting Persons acquired beneficial ownership of the Shares is provided in the current report on Form 8-K filed by the Company on August 10, 2007, and is incorporated herein by reference.

SCHEDULE
13D

CUSIP NO. 653243105	Page 6 of 7 Pages

     (d) Mr. Kling, as Moyo’s Managing Member, has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     A copy of the Stock Purchase Agreement has been filed as an exhibit to the Current Report on Form 8-K, as amended, filed by the Company on August 10, 2007 and is incorporated herein by reference.

SCHEDULE
13D

CUSIP NO. 653243105	Page 7 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2007

Moyo Partners, LLC

By:	/s/ Arnold P. Kling
Arnold P. Kling
Managing Member

/s/ Arnold P. Kling
Arnold P. Kling